Exhibit 1

VUANCE LTD.
14 Shenkar Street, 3rd Floor
Hertzliya Pituach, Israel
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ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 27, 2012

The Annual General Meeting (the "Meeting") of the shareholders of Vuance Ltd. (the "Company") held at the Company’s offices at 14 Shenkar Street, 3rd Floor, Hertzliya Pituach, Israel, on December 27, 2012 at 4:00 p.m. (Israel time).

Attendees

The number of shares present at the meeting (whether in person or by proxy): 28,141,125 shares constituting 78.05% of the voting power of the Company as of November 20, 2012 (the record date).

The following resolutions were adopted:

ITEM 1 – Appointment of independent public accountants

RESOLVED, to appoint Deloitte Brightman Almagor Zohar & Co, as the Company's independent public accountant for the fiscal year 2012, and to authorize the Company's Audit Committee to fix the remuneration of such independent public accountant in accordance with the volume and nature of their services.

ITEM 2 – Election of (non-"External") directors

RESOLVED, to approve the election of Mrs. Tsviya Trabelsi and Messrs. Menachem Mirski and David Mimon to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders.

ITEM 3 – Election of an "External Director"

RESOLVED,  to approve the election of Mrs. Shlomit Sarousi to the Board of Directors of the Company, to serve as an “external director” for a three-year term upon the fixed remuneration terms provided under applicable law.

ITEM 4 – Change of the Name of the Company

RESOLVED,  to Approve the Change of the Name of the Company to SuperCom Ltd.

ITEM 5- Approval of the Appointment of Mrs. Tsviya Trabelsi  as the Chairman of the Board of Directors

RESOLVED,  to approve the appointment of Mrs. Trabelsi as the Chairman of the Board of Directors of the Company for a three-year term commencing as of the date of the Meeting.

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Arie Trabelsi
Chairman of the
Annual Meeting